Exhibit 21.1

Subsidiaries of Concurrent Computer Corporation

Each of the below listed subsidiaries is 100% directly or indirectly owned by Concurrent Computer Corporation except as otherwise indicated, and all are included in the consolidated financial statements.

NAME OF SUBSIDIARY	STATE OR OTHER JURISDICTION OF INCORPORATION/ORGANIZATION

Concurrent Computer Asia Corporation	Delaware (operates in PR of China)
Concurrent Computer Corporation (France)	Delaware
Concurrent Computer Corporation Pty. Ltd.	Australia
Concurrent HPS Europe	France
Concurrent Computer GmbH	Germany
Concurrent UK Limited	United Kingdom
Concurrent Computer Hispania, S.A.	Spain
Concurrent Computer Hong Kong Limited	Hong Kong
Concurrent Nippon Corporation	Japan
Concurrent Securities Corporation	Massachusetts
Everstream, Inc.	Delaware
Everstream Holdings, Inc.	Delaware